
02006235

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 51550

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
FEB 20 2002
PROCESSING

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2000 (MM/DD/YY) AND ENDING 11/30/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 West End Avenue, 4th Floor
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ray Harness — 615-986-2189
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kraft Bros., Esstman, Patton & Harrell, PLLC
(Name — *if individual, state last, first, middle name*)

404 James Robertson Parkway, Suite 1200, Nashville, TN 37219
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ray Harness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Avondale Partners, LLC, as of

November 30, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2001

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2001

CONTENTS



KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Executive Committee and Members
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of November 30, 2001, and the related statements of operations, changes in members' equity and cash flows for the fourteen-month period then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avondale Partners, LLC at November 30, 2001, and the results of its operations and its cash flows for the fourteen-month period then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and the Statement of Exemption from Rule 15c3-3 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
January 8, 2001

1200 Parkway Towers • 404 James Robertson Pkwy. • Nashville, TN 37219 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the McGladrey Network

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2001

ASSETS

Cash	$	627,204
Deposits with clearing broker		832,849
Receivable from clearing broker		249,440
Receivable from customers		13,047
Notes receivable from employees - Note 7		69,260
Prepaid expenses and other assets - Note 5		112,967
Securities owned, at market value - Note 3		278,547
Furniture and equipment - at cost, less accumulated depreciation of $5,985 - Note 4		134,294
TOTAL ASSETS	$	2,317,608

LIABILITIES AND MEMBERS' EQUITY

LIABLITIES		
Securities sold, not yet purchased, at market value - Note 3	$	407,262
Accounts payable and accrued expenses		515,224
TOTAL LIABILITIES		922,486
COMMITMENTS - Note 6		
MEMBERS' EQUITY		1,395,122
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,317,608

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE FOURTEEN-MONTH PERIOD ENDED NOVEMBER 30, 2001

REVENUES	
Commission income	$ 129,372
Interest and dividend income	180,880
Net trading gains	344,063
Investment banking income	165,800
Other	5,444
	825,559
EXPENSES	
Compensation and benefits	677,291
Floor brokerage and clearance fees	118,848
Communication and technology	188,815
Interest	109,121
Occupancy	90,607
Advertising and market development	30,871
Other	113,075
	1,328,628
NET LOSS	$ (503,069)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE FOURTEEN-MONTH PERIOD ENDED NOVEMBER 30, 2001

	Former Members		Avondale	
	Voting (1)	Equity (2)	Group, LLC	Total
BALANCE - OCTOBER 1, 2000	$ 774,463	$ 16,650	$ -	$ 791,113
Members' capital contributions	1,000	-	1,967,610	1,968,610
Net income (loss) for the fourteen-month period	67,958	1,461	(572,488)	(503,069)
Members' withdrawals and distributions	(843,421)	(18,111)	-	(861,532)
BALANCE - NOVEMBER 30, 2001	$ -	$ -	$ 1,395,122	$ 1,395,122

(1) Voting members - 1,173 units at October 1, 2000; 0 units at November 30, 2001

(2) Equity (non-voting) members - 25 units at October 1, 2000; 0 units at November 30, 2001

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE FOURTEEN-MONTH PERIOD ENDED NOVEMBER 30, 2001

OPERATING ACTIVITIES	
Net loss	$ (503,069)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	14,052
(Increase) decrease in operating assets:	
Deposits with clearing broker	(995,312)
Receivable from clearing broker	(249,440)
Receivable from customers	(19,094)
Accrued interest receivable	(6,294)
Prepaid expenses	(14,035)
Marketable securities owned	(652,039)
Securities owned, not readily marketable	29,275
Increase (decrease) in operating liabilities:	
Payable to clearing broker	663,888
Securities sold, net yet purchased	280,268
Accounts payable and accrued expenses	75,174
Total Adjustments	(873,557)
NET CASH USED IN OPERATING ACTIVITIES	(1,376,626)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(24,459)
Loans to employees	(19,260)
NET CASH USED IN INVESTING ACTIVITIES	(43,719)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE FOURTEEN-MONTH PERIOD ENDED NOVEMBER 30, 2001

FINANCING ACTIVITIES	
Cash capital contributions of former members	1,000
Cash capital contributions of Avondale Group, LLC	2,066,037
Cash withdrawals	(32,288)
NET CASH PROVIDED BY IN FINANCING ACTIVITIES	2,034,749
NET INCREASE IN CASH	614,404
CASH - beginning of period	12,800
CASH - end of period	$ 627,204
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for:	
Interest expense	$ 109,121
NON-CASH INVESTING AND FINANCING ACTIVITIES - Note 10	
Net assets distributed to former members	$ 829,244
Net liabilities transferred to Company by Avondale Group, LLC	$ (98,427)

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which began operations on January 8, 1999, as Convertible Desk, LLC ("Convertible"). On August 31, 2001, the majority of the net assets of Convertible were distributed to its members. Simultaneously, the members sold their membership interests in Convertible (which primarily consisted of its National Association of Securities Dealers broker-dealer license) to Avondale Group, LLC (100% owner). On September 1, 2001, Avondale Group, LLC contributed approximately $2,066,000 in cash, and transferred approximately $98,500 in net liabilities to Convertible. The net liabilities were contributed at Avondale Group, LLC's net book value. On September 9, 2001, Convertible changed its name to Avondale Partners, LLC. Accordingly, the accompanying financial statements consist of the Company's operations attributable to the former owners for the period from October 1, 2000 through August 31, 2001, and to the current owner from September 1, 2001 through November 30, 2001.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking, and equity capital markets, primarily for institutional investors.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company has adopted a November 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At November 30, 2001, the Company had no cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with Clearing Broker

In connection with its proprietary account with Sterne, Agee & Leach, Inc., the Company has agreed to maintain a deposit account equal to or greater than the margin requirements on securities with a minimum balance of $100,000.

Securities Transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a settlement date basis. All of the Company's trading activities are executed through Sterne, Agee & Leach, Inc. and cleared by SAL Financial Services, Inc.

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management.

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 3 to 7 years.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net amortized cost. Prepaid assets are amortized over the life of the asset.

Advertising and Market Development Costs

Advertising and market development costs are expensed as incurred.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the members individually.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commission Income

Commission income and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Trading Income

Trading income is recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and is comprised of realized and unrealized gains (losses) on security transactions.

Investment Banking Income

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. The Company recognizes investment banking income on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable. Retainers are recognized in the period received.

Interest Expense

The Company may from time to time finance its security positions via a margin account with its clearing broker. The margin account bears interest at a rate that fluctuates daily.

NOTE 3 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased as of November 30, 2001, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate bonds, debentures and notes	$ 228,512	$ 244,024
Corporate stocks	50,035	163,238
Total	$ 278,547	$ 407,262

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at November 30, 2001:

Furniture and fixtures	$ 6,822
Technology equipment	111,422
Office equipment	22,035
	140,279
Accumulated depreciation	(5,985)
Furniture and equipment, net	$ 134,294

Furniture and equipment with an original cost of $35,412, and a net book value of $13,929, was distributed to the former members on August 31, 2001 (see Note 1).

Depreciation expense for the period totals $14,052, consisting of $8,067 for the period from October 1, 2000 through August 31, 2001, and $5,985 for the period from September 1, 2001 through November 30, 2001.

NOTE 5 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at November 30, 2001:

Prepaid insurance and medical benefits	$ 13,658
Miscellaneous other prepaid expenses	28,312
Deposits	41,552
Other	29,445
Total	$ 112,967

NOTE 6 - COMMITMENTS

The Company leases office space under a cancelable operating lease that expires May 31, 2002. Monthly lease payments fluctuate per month based on the use of individual workstations and conference rooms and approximated $16,500 for the period. Aggregate future monthly rentals under the lease as of November 30, 2001, approximate $99,000 for the next fiscal year.

The Company also subscribes to communication and data services under cancelable contracts that expire over the next three fiscal years. Aggregate future monthly subscriptions under the contracts as of November 30, 2001, approximate $100,000, $60,000, and $14,000 for the next three fiscal years.

Total expense incurred under all such agreements for the period ended November 30, 2001, amounted to $111,308.

NOTE 7 - TRANSACTIONS WITH AFFILIATES

Notes Receivable from Employees

The Company has three unsecured notes receivable from employees (original face value of $25,000 each). The notes bear interest annually at the short-term monthly applicable federal rate, as published pursuant to the Federal Internal Revenue Code. The term of the notes is for three years. The principal and interest on the notes will be reduced and recognized by the employees as compensation expense ratably over the term of the notes, contingent upon the employee's continuous employment with the Company over the note period. In the event the employee ceases to be employed with the Company, the unpaid principal balance and accrued interest will be immediately due and payable. The total principal and accrued interest charged to compensation for the fourteen-month period ended November 30, 2001 was $6,415.

NOTE 7 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

Consulting Arrangement with a Former Member

In September 2001, the Company entered into a consulting arrangement with a former member of Convertible (the "consultant") over a period not to exceed one year. The arrangement provides for the Company to pay $29,000 in consulting fees to the consultant in installments over the term of the agreement.

The consultant operates a proprietary trading account, collateralized by a personal deposit account, in the Company's name with the Company's clearing broker. The balances on the proprietary trading account are included in the Company's securities balances and related receivable from clearing broker.

The following amounts related to the consulting agreement were included in the Company's statement of financial condition at November 30, 2001:

Receivable from clearing broker	$ 199,274
Securities owned - marketable, at market value	269,737
Total assets included	$ 469,011
Securities sold, not yet purchased, at market value	$ (358,452)
Accounts payable and accrued expenses	(103,433)
Total liabilities included	$ (461,885)

The consultant is also paid on a monthly basis 100% of all commissions, sales credits, and trading profits less direct charges generated on the proprietary trading account. Fees paid under the arrangement for the fourteen-month period ended November 30, 2001 totaled $53,999.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company has sold securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at November 30, 2001, at the current market values of the related securities and will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At November 30, 2001, the Company had net capital of $977,538, which was $877,538 in excess of its required net capital of $100,000. The Company's net capital ratio was .53 to 1.

NOTE 10 - NON-CASH INVESTING AND FINANCING ACTIVITIES

The net assets distributed to the Company's former members on August 31, 2001, consisted of the following:

Deposits with clearing broker	$ 945,740
Receivable from customers	7,139
Accrued interest receivable	22,378
Prepaid expenses and other assets	8,993
Securities owned, at market value	1,091,295
Securities owned, not readily marketable	29,025
Furniture and equipment	13,929
Payable to clearing broker	(1,167,200)
Securities sold, not yet purchased, at market value	(103,581)
Accounts payable and accrued expenses	(18,474)
Total net assets distributed	$ 829,244

The net liabilities contributed to the Company by Avondale Group, LLC consisted of the following:

Notes receivable from employees	$ 50,000
Prepaid expenses and other assets	94,869
Furniture and equipment	115,821
Accounts payable and accrued expenses	(359,117)
Total net liabilities contributed	$ (98,427)

SUPPLEMENTARY INFORMATION

AVONDALE PARTNERS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF NOVEMBER 30, 2001

Net Capital	
Total members' equity from the Statement of Financial Condition	$ 1,395,122
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Securities owned, not readily marketable	-
Furniture and equipment, net	(134,294)
Other assets	(195,274)
Total deductions and/or charges	(329,568)
Net capital before haircuts on securities positions	1,065,554
Haircuts on securities:	
Trading and investment securities	(88,016)
Undue concentration	-
Total haircuts on securities	(88,016)
Net Capital	$ 977,538
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 515,224
Total aggregate indebtedness	$ 515,224

(Continued on next page)

AVONDALE PARTNERS, LLC

SCHEDULE I (CONTINUED)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF NOVEMBER 30, 2001

Computation of Basic Net Capital Requirement

Net capital requirement	$ 100,000
Excess net capital	$ 877,538
Excess net capital at 1000%	$ 926,016
Percentage of aggregate indebtedness to net capital	0.53

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of November 30, 2001)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 992,538
Correction of haircuts on securities	-
Net audit adjustments	(15,000)
Net capital per above	$ 977,538

AVONDALE PARTNERS, LL C

STATEMENT OF EXEMPTION FROM RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

AS OF NOVEMBER 30, 2001

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in section 15c3-3(k)(2)(B).